AMENDED AND RESTATED SERVICES AGREEMENT

This Amended and Restated Services Agreement (this "Agreement") is entered into effective this 14th day of January, 1999 (the "Effective Date"), between LFC Technologies, LLC, a Delaware limited liability company ("LFC Co.") and SGI International, a Utah corporation ("Developer").

                                    RECITALS

The parties hereto, together with MLFC Corporation, a California corporation ("MLFC"), have entered into that certain Services Agreement dated as of the date hereof, as amended by that certain Amendment to Services Agreement dated as of the date hereof (together, the "Original Agreement") and,

The parties hereto desire to amend and restate the terms and conditions of the Original Agreement as set forth in this Agreement.

                                   AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants set forth herein the parties agree as follows:

1. Services

1.1. Engagement LFC Co. hereby retains Developer to provide it with the Services and the Developer agrees to provide the Services to LFC Co. upon the terms and conditions set forth in this Agreement.

1.2 Scope of Services The Services shall include all the professional services as well as any and all support services necessary to fulfill the tasks described on Exhibit A. Developer's obligations and responsibilities under this Agreement shall include each act and thing needed to provide the Services described in Exhibit A. The services to be provided in accordance with this Agreement include all labor, engineering, analysis, materials, tools, computer and computer programs and all equipment and materials required to complete the Services, except as indicated otherwise in this Agreement. The costs and expenses incurred by Developer in connection with performing the Services shall be borne exclusively by Developer.

1.3 Operations and Termination. In the event that either of Developer or LFC Co. is reorganized or (b) personnel from Developer are transferred to LFC Co. then this Agreement shall terminate and the Services provided hereunder shall cease. Absent termination as described herein LFC Co. will employ Developer for a period of two years or until the parties agree the Services provided hereunder are completed (the "Time of Completion").

2. Term. This Agreement shall become effective on the Effective Date and shall continue in effect initially only for a term of two years, unless the parties hereto specifically agree to extend the Time of Completion.

3. Data and Basic Information. LFC Co. shall furnish the Developer with any data or basic information required for it to perform the Services. However, Developer shall verify the accuracy of all such information and shall not rely on it without making a reasonable review of it to ascertain that such information is correct.

4. Compensation and Payment. For a period of two (2) years commencing on the date hereof, LFC Co. shall pay Developer a fixed fee for the Services at the rate of One Million Dollars ($1,000,000) per year (the "Annual Payment"), Two Hundred Fifty Thousand Dollars ($250,000) of which shall be payable initially on the date of execution of this Agreement, and Two Hundred Fifty Thousand Dollars ($250,000) of which shall be payable every three (3) calendar months thereafter. LFC Co.'s aggregate payment obligations under this Section during such two-year period shall not exceed Two Million Dollars ($2,000,000). Developer shall perform all of the Services described in Exhibit A for such sum. After every three calendar months Developer shall provide LFC Co. with a report describing the Services provided during the quarter, the matters accomplished, and any recommendations as to further activities that should, according to Developer, be undertaken.

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5. Changes. LFC Co. may require or approve changes or modifications within the general scope of the Services, including those changes required by federal, state or local regulatory authorities ("Changes"). If LFC Co. issues any request for a change in the scope or timing of the Services beyond those Services described in Exhibit A and not identified as a Change Order but which the Developer considers to be a Change Order, then the Developer shall notify LFC Co. in writing of such contention and the parties shall mutually decide whether such change in the scope or timing of the Services constitutes a Change Order, which increases or decreases the scope of the Services and increases or decreases the cost to the Developer of providing the Services. In the event LFC Co. issues a Change Order that results in an increase or decrease in the cost of the Services, then an adjustment shall be made to the Annual Payment and the Time of Completion. However, no adjustment to the Annual Payment shall occur unless both the LFC Co. and Developer agree to such a change in writing.

6. Accounting. The Developer and LFC Co. shall maintain customary fiscal records and books of accounts of costs and revenues according to generally accepted accounting principles and practices consistently applied. Such fiscal records and books of accounts shall remain in the possession and custody respectively of the Developer or LFC Co. as applicable.

7. Developer Insurance Coverage. During the term of this Agreement the Developer shall obtain at its own expense and maintain in full force and effect comprehensive general liability insurance for personal injury and property damage and shall add LFC Co. as an additional insured to such insurance policy.

8. Indemnity. The Developer shall defend, indemnify and hold the LFC
Co. harmless against any claim, loss or liability, including reasonable attorney's fees, for personal injury or bodily injury or damage to property of any third party arising out of any negligent act on its part, as well as on the part of its employees, subcontractors, and agents in and during the performance of the Services. Developer's sole and only other liability to LFC Co. shall be at its sole cost and expense reperform any defective work or Services discovered by it or of which it is notified in writing. Developer shall not be liable to LFC Co. for any consequential, indirect, economic or any other damages not covered by its insurance.

9. Confidential Information. During the term of this Agreement, LFC Co.
may have access to, and become acquainted with, confidential information and trade and business secrets of Developer. LFC Co. and its members, subsidiaries, affiliates, employees, agents and subcontractors shall not disclose any such confidential information or trade or business secrets of Developer during the term of this Agreement or for five (5) years thereafter, directly or indirectly, or use the same in any manner whatsoever, except as required in connection with the Developer's providing the Services.

10. Contract Documents. The Developer and LFC Co. shall each keep in good condition at its office a complete copy of this Agreement, the License and Operating Agreement to be executed concurrently and each shall appoint a representative in writing to coordinate their activities. Any documents relating to the Services shall be available for inspection by the LFC Co. at the offices of Developer during normal business hours.

11. Supervision and Coordination. During the term of this Agreement, the Developer and LFC Co. will each appoint a representative who will be authorized, empowered and available to act for and on behalf of each to implement the terms and conditions of this Agreement, the License, and Operating Agreement. The Developer's representative shall be designated in writing to represent the Developer and shall not be replaced, except with the prior written consent of the LFC Co., which consent shall not be unreasonably withheld. All directions given to the Developer's representative shall be as binding as if given directly to the Developer, and all decisions made by the Developer's representative shall bind the Developer. All information given to LFC Co.'s representative shall be as binding as if given directly to LFC Co. Any and all decisions made or directions given, by LFC Co.'s representative to the Developer shall be made only with the consent of SGI, provided that in the event of such consent such decisions shall be binding on LFC Co.

12. Inspection. LFC Co. shall have the right at all reasonable times to inspect any of the Services, wherever situated to determine the progress and conformance of the Services to this Agreement.

13. Labor Disputes. The Developer shall advise LFC Co. promptly of any labor dispute or anticipated labor dispute, which may be reasonably expected to affect the performance of the Services by the Developer or any of its subcontractors, which may relate to the final cost of the Services or the completion of the Services.

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14. Conformity with Laws and Safety. The Developer shall perform the Services in a professional manner and according to generally accepted practices or standards. The Services shall be rendered in accordance with all federal, state and local laws, regulations and codes in effect, as of the Effective Date, which are applicable to the Services. All engineering drawings, calculations and designs shall bear the stamp of a licensed professional engineer or professional in the discipline appropriate to the drawing, calculation or design or other work product.

15. Compliance. The Developer shall be responsible for compliance with all laws or regulations applicable to the Services. The Developer shall directly receive, respond to, defend and be responsible for any citation, assessment, fine or penalty because of its failure to comply with such laws or regulations.

16. Termination upon Default. Should Developer at any time during the term of this Agreement make an assignment for the benefit of creditors, declare bankruptcy, or should any similar proceeding be initiated against or by the Developer or LFC Co., or should any other legal proceeding be taken against or by the Developer, which interferes with the proper and expeditious completion of the Services, or should the Developer, after demand or notice in writing by LFC Co. refuse or neglect for more than ninety-six hours to perform the Services in an efficient manner or to diligently prosecute the Services, or fail or refuse to comply with any of the terms or provisions of this Agreement, or fail to complete any of the Services, LFC Co. shall have the right to terminate this Agreement.

17. Force Majeure. If either party fails to perform or is delayed in performing any obligations imposed upon it pursuant to this Agreement and such failure is caused, or materially contributed to, by an act of God, strikes or other industrial disturbances, embargoes, curtailments, sabotage, earthquakes, floods, storms, fires, act of governmental or other proper authority, arrests and restraints, civil disturbances, explosions or any occurrence beyond the control of such party, whether similar or dissimilar to the foregoing, such failure shall be deemed not to be a breach of contract or a default of the obligations of either party under this Agreement; provided, however, that nothing herein shall be construed to excuse the payment of any money due from one party to the other under this Agreement.

18. Independent Contractor. The Developer is an independent contractor and any provisions in this Agreement, which appear to give LFC Co. the right to direct the Developer as to the details of the performance of any of the Services to be performed by the Developer, or to exercise a measure of control over such Services, shall be deemed to mean, and shall mean, that the Developer shall follow the desires of LFC Co. in the results to be achieved by the Services and not in the means whereby such Services are to be accomplished. The Developer shall use its own discretion and shall have complete and authoritative control over the Services and the details of performing the Services.

19. Notices. Any and all notices and other communications required under this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally or ninety-six (96) hours after being mailed, via first-class courier service, return receipt requested, postage prepaid, to the following addresses:

To LFC Co.: LFC Technologies, LLC
1200 Prospect, Suite 325
La Jolla, Calif. 92037
Attention: John R. Taylor


To Developer: SGI International
1200 Prospect, Suite 325
La Jolla, Calif. 92037
Attention: Joseph A. Savoca

Either party may change its address for receipt of notices required under this Agreement by notice given in the manner provided herein.

20. Applicable Law. The provisions of this Agreement shall be construed and enforced in accordance with the laws of the State of California.

21. Assignment. This Agreement shall bind and inure to the benefit of the respective successors and assigns of the parties hereto. Neither LFC Co. nor Developer may assign all or any part of this Agreement, or the proceeds hereof, or delegate any duties thereunder or any portion hereof, without first obtaining written consent of the other party, except to the extent that the effect of this limitation may be restricted by law. Except Developer may assign to a wholly owned subsidiary without prior consent. No assignment by the Developer to its wholly owned subsidiary hereunder shall release the Developer from performing any of its obligations hereunder.

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22. Integration. This Agreement constitutes the entire understanding and agreement between the parties relating to the subject matter hereof and supersedes and cancels any prior written or oral understanding or agreement between the parties relating to the subject matter hereof. This Agreement shall not be amended, altered or supplemented in any way except by an instrument in writing, signed by duly authorized representatives of Developer and LFC Co., that expressly references this Agreement.

23. Provision Against Waiver. No waiver of any term or provision of this Agreement, or of any breach thereof, shall be construed as a waiver of any other term or provision, or of any other breach of the same term or provision. No waiver of any term or provision of this Agreement shall be effective unless made in writing signed by the party against whom such waiver is sought to be enforced.

24. Severability. If any provision of this Agreement is finally determined to be contrary to, prohibited by, or invalid under applicable laws and regulations, such provisions shall become inapplicable and shall be deemed omitted from this Agreement. Any such determination shall not, however, in any way invalidate the remaining provisions of this Agreement.

25. Consequential Damages. In no event shall either party or Developer's subcontractors of any tier be liable in contract, tort, strict liability, warranty, or otherwise, for any special, indirect, incidental or consequential damages, such as, but not limited to, delay, disruption, or loss of product, loss of anticipated profits or revenue, loss of use of equipment or systems, non-operation or increased expense of operation of other equipment or systems, cost of capital, or cost of purchased or replacement equipment, systems or power.

26. Use of Other Party's Name; Confidentiality of Agreement and Terms.
Neither party shall have the right to publicize this Agreement, or the relationship between the parties and/or between the Developer and Mitsubishi Corporation, without the other party's prior written approval, except as provided in this Section and as may be required to comply with applicable laws and regulations. Developer agrees that LFC Co. may make known in promotional and technical literature that the LFC Process was developed by Developer and that Products are offered under license from Developer. In addition to the foregoing, each party agrees to keep this Agreement and its terms and conditions confidential and to not disclose the foregoing to any person other than its accountants, lawyers, financial advisers, lenders, investors, shareholders and appropriate government agencies, to whom disclosure is required; provided, that any disclosure to the foregoing persons shall be limited to what is necessary and shall be accompanied with instructions to such persons that they keep this Agreement and its terms and conditions confidential.

27. Arbitration.

a. If a dispute arises between the parties relating to the interpretation or performance of or non-performance under this Agreement or the grounds for the termination thereof, the parties agree to hold a meeting promptly following the request of a party, attended by individuals with decision-making authority regarding the dispute, to attempt in good faith to negotiate a resolution of the dispute prior to pursuing other available remedies. If, within thirty (30) days after such meeting, the parties have not succeeded in negotiating a resolution of the dispute, such dispute shall be submitted to final and binding arbitration in Los Angeles, California in accordance with the rules of the American Arbitration Association as in effect as of the Effective Date of this Agreement. To the extent not provided under the rules of the American Arbitration Association, the parties shall have the right of discovery as accorded to parties in civil litigation under the U.S. Federal Rules of Civil Procedure. The parties shall bear the cost of arbitration equally unless the arbitrators require the non-prevailing party to bear all or any unequal portion of the prevailing party's costs (including, without limitation, the prevailing party's reasonable attorneys fees). The arbitrators will be instructed to prepare and deliver a written, reasoned opinion conferring their decision. Decisions of the arbitrators shall be made by a majority vote. The award rendered in an arbitration commenced hereunder shall be final and conclusive and judgment thereon may be rendered in any court having jurisdiction for its enforcement.

b. The rights and obligations of the parties to arbitrate any dispute relating to the interpretation or performance of or non-performance under this Agreement or the grounds for the termination thereof shall survive the expiration or termination of this Agreement for any reason and shall apply notwithstanding compliance or non-use of the good faith resolution procedures of this Section.
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c. Notwithstanding the foregoing, in the event of any breach or threatened or imminent breach of the provisions of this Agreement intended to protect proprietary information or designed to restrict the use of intellectual or industrial property rights, the parties hereto may seek temporary or intermediate injunctive relief (and similar remedies) from a court of competent jurisdiction and without having to pursue the good faith resolution efforts of this Section. For purposes of any litigation pursuant to the foregoing sentence or for purposes of enforcing the decision of the arbitrator pursuant to this Section, the parties hereby (i) consent to the exclusive jurisdiction of Federal and state courts located in Los Angeles, California, (ii) agree to not contest venue before such courts on grounds of forum non conveniens or otherwise, and
(iii) agree that service of process may be had by mail or by any other method permitted by applicable laws and rules.

d. Upon written request by either party, the arbitration shall be consolidated with any other arbitration involving any dispute, claim or controversy arising out of or in relation to any of the Operating Agreement by and between MLFC and Developer ("Operating Agreement"), License Agreement by and between LFC Co. and Developer ("License Agreement"), Joint Venture Formation Agreement by and between MLFC and Developer ("Formation Agreement"), Security Agreement by and between MLFC and Developer ("Security Agreement") or any other document with respect to LFC Co., or the breach, termination or invalidity thereof.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and in the year first written above.

LFC Technologies, LLC


/S/ SEIJI SHIRAKI
----------------------------------
By: Seiji Shiraki
Title: Chief Executive Officer




SGI International, a Utah corporation


/S/ JOSEPH A. SAVOCA
------------------------------------
By: Joseph A. Savoca
Title: Chairman/CEO


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Exhibit A

SERVICES


Developer shall provide the following Services:

1. Solicit potential customers in the United States who are potentially interested in purchasing LFC products or developing commercial LFC Projects. (Product and Technology marketing in U.S.)
2. Enter into letters of intent to sell products of LFC Projects, at the point that LFC Co. determines is appropriate.
3. Develop LFC projects in the United States.
4. Study, negotiate and attempt to acquire the LFC assets of AEI (previously Zeigler Coal Holding Company), including the ENCOAL demonstration plant and permits to build an LFC plant at the North Rochelle Mine in Wyoming.
5. Perform engineering work and analysis to reduce the capital costs associated with the LFC Process and plants, enhance revenue, and work to simplify the deactivation process.
6. Perform analysis of markets and components of Coal Liquids ("CDL") and work to refine CDL in conjunction with MLFC, which will perform similar work.
7. Coordinate the activities of LFC Co. with MLFC.
8. Provide personnel to provide engineering for LFC project optimization and CDL upgrading in coordination with MLFC.
9. Provide such other services to be mutually agreed to by Developer and LFC Co. 10.Provide personnel in support of and for coordination in International LFC project and product marketing as requested by MLFC.
11.Provide the LFC Sample Production Unit for contract use by LFC Co. for US and International project feasibility studies.
12.Establish and pursue Intellectual Proprietary Protection Program for LFC and LFC related patents and patent applications on behalf of LFC Co. 13.Developer will coordinate with SGI Development Center to perform various work on upgrading CDL, removing fines from CDL and such other work as LFC
   Co. recommends.
14.Provide for LFC Co. all accounting, tax preparation, corporate compliance, and filings required by state and federal laws.

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